March 29, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST FILES ITS 2005 YEAR END DISCLOSURE DOCUMENTS INCLUDING AUDITED FINANCIAL STATEMENTS AND OIL AND GAS RESERVES REPORT

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that it has filed its Annual Information Form (“AIF”) ~~a~~ and Annual Report for the year ended December 31, ~~2004~~ 2005, along with its Notice of Meeting, Management Proxy Circular (the “Circular”), Form of Proxy and Voting Information Form for the upcoming Annual General and Special Meeting of Unitholders (the “Meeting”), with Canadian regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada.  PrimeWest has also filed its Form 40-F, ~~including~~  as well as the above noted documents , with the US Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) in the United States.

The AIF contains statements and reports pertaining to oil and natural gas reserves data and other information required under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101) of the Canadian Securities Administrators.  This news release is reporting these filings as required by NI 51-101.

The Circular outlines the resolutions to be voted on by Unitholders at the Meeting, which will be held on Thursday, May 4, 2006 at 10:30 a.m. local time in the Grand Lecture Theatre at the Metropolitan Conference Centre in Calgary, Alberta.  All Unitholders and interested parties are invited to attend. For the live webcast and/or replay, interested users of the internet are invited to go to www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1414600 or access the webcast at the PrimeWest website, www.primewestenergy.com.

Electronic copies of these filings may be obtained on PrimeWest’s SEDAR profile at www.sedar.com ,  ~~or~~ on PrimeWest’s website at www.primewestenergy.com or on the EDGAR system at www.sec.gov/edgar.html.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX" ~~.~~  ..   Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Web site at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356

Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com